FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Business Systems
Administration Group

Date: August 1, 2012

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Three Months Ended June 30, 2012

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Three Months Ended June 30, 2012

The consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America.

1. Consolidated Financial Results for the Three Months Ended June 30, 2012

(1) Consolidated results of operations				(% of change from previous period)
	Net sales		Profit (loss) from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Three Months ended June 30, 2012	297,726	(2.5)	(2,002)	—	4,727	(88.2)	6,570	(73.5)
Three Months ended June 30, 2011	305,231	(2.5)	33,313	(18.0)	39,922	(13.8)	24,804	(17.0)

(Note) Comprehensive income (loss):

(25,765) million yen for the three months ended June 30, 2012                 40,763 million yen for the three months ended June 30, 2011

	Net income attributable to shareholders of Kyocera Corporation per share -Basic	Net income attributable to shareholders of Kyocera Corporation per share -Diluted
	Yen	Yen
Three Months ended June 30, 2012	35.82	35.82
Three Months ended June 30, 2011	135.19	135.19

(2) Consolidated financial condition

	Total assets	Total equity	Kyocera Corporation shareholders’ equity	Kyocera Corporation shareholders’ equity to total assets
	Million yen	Million yen	Million yen	%
June 30, 2012	1,946,078	1,496,531	1,437,873	73.9
March 31, 2012	1,994,103	1,534,241	1,469,505	73.7

2. Dividends

	Dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2012	—	60.00	—	60.00	120.00
Year ending March 31, 2013	—	—	—	—	120.00

(Note) Dividends per share for the year ending March 31, 2013 are forecasted to be 120.00 yen on an annual basis.

3. Consolidated Financial Forecast for the Year Ending March 31, 2013 (Fiscal 2013)

(% of change from previous year)

	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation		Net income attributable to shareholders of Kyocera Corporation per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Fiscal 2013	1,370,000	15.0	118,700	21.5	129,900	13.1	86,400	8.9	470.99

Forecast of earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares outstanding during the three months ended June 30, 2012.

(Notes)

(1) Increase or decrease in significant subsidiaries during the three months ended June 30, 2012: None.

(2) Adoption of concise quarterly accounting method or procedure: None.

(3) Changes in accounting policies:

(i)	Changes due to adoption of new accounting standards: Please refer to the accompanying “2. OTHER INFORMATION” on page 12.

(ii)	Changes due to other than adoption of new accounting standards: None.

(4) Number of shares (common stock):

(i)	Number of shares issued:

191,309,290 shares at June 30, 2012	191,309,290 shares at March 31, 2012

(ii)	Number of treasury stock:

7,866,023 shares at June 30, 2012	7,865,370 shares at March 31, 2012

(iii)	Average number of shares outstanding:

183,443,564 shares for the three months ended June 30, 2012	183,468,445 shares for the three months ended June 30, 2011

Presentation of Situation of Review Procedure

The consolidated financial information included in this report is out of scope of review procedure under the Financial Instruments and Exchange Law of Japan. Review procedure under the Financial Instruments and Exchange Law of Japan has not been completed at the date of disclosure of this report.

Instruction for Forecasts and Other Notes

Cautionary Statement for Forecasts:

With regard to forecasts set forth above, please refer to the accompanying “Forward-Looking Statements” on page 11.

Accompanying Information

1. BUSINESS RESULTS, FINANCIAL CONDITION AND PROSPECTS

(1) Business Results for the Three Months Ended June 30, 2012

Economic Situation and Business Environment

During the three months ended June 30, 2012 (“the first quarter”), the Japanese economy expanded moderately due primarily to growth in personal consumption and an increase in public investment aimed at driving recovery following the Great East Japan Earthquake. Overseas, although the U.S. economy was on a recovery track, concerns of a recession in Europe grew as the financial crisis worsened. The Chinese economy continued to expand strongly despite a slowdown in growth of exports and domestic demand.

In the digital consumer equipment market, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), production activities mainly for smartphones and tablet PCs were on a recovery trend, which led to an increase in demand for components used in these products compared with the fourth quarter of the previous fiscal year (the three months ended March 31, 2012), while demand was down compared with the three months ended June 30, 2011 (“the previous first quarter”).

Consolidated Financial Results

Average exchange rates for the first quarter were ¥80 to the U.S. dollar, marking appreciation of ¥2 (approximately 2%) from ¥82 in the previous first quarter, and ¥103 to the Euro, marking appreciation of ¥14 (approximately 12%) from ¥117 in the previous first quarter. As a result, net sales and income before income taxes for the first quarter were adversely affected by approximately ¥9 billion and ¥3 billion, respectively, compared with the previous first quarter.

Despite contributions of Unimerco Group A/S (currently Kyocera Unimerco A/S), a Danish-based industrial cutting tool manufacturing and sales company and Optrex Corporation (currently Kyocera Display Corporation), a specialized manufacturer of LCDs and related products, which became consolidated subsidiaries of Kyocera in July 2011 and February 2012, respectively, consolidated net sales for the first quarter decreased by ¥7,505 million, or 2.5%, to ¥297,726 million, compared with ¥305,231 million recorded in the previous first quarter, due mainly to a decline in sales of mobile phone handsets and of components for digital consumer equipment in addition to the yen’s appreciation.

A loss from operations was recorded for the first quarter of ¥ 2,002 million, a decrease of ¥35,315 million compared with ¥33,313 million of profit from operations in the previous first quarter due to the recording at AVX Corporation, a U.S.-based subsidiary, of a charge of ¥21,300 million for environmental remediation in New Bedford Harbor, Massachusetts in the U.S., in addition to the decline in sales and the impact of the yen’s appreciation. Income before income taxes decreased by ¥35,195 million, or 88.2%, to ¥4,727 million, compared with ¥39,922 million in the previous first quarter. Net income attributable to shareholders of Kyocera Corporation for the first quarter decreased by ¥18,234 million, or 73.5%, to ¥6,570 million, compared with ¥24,804 million in the previous first quarter.

For the environmental remediation charge at AVX Corporation, please refer to page 8.

	Three months ended June 30,				Increase (Decrease)
	2011		2012
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥305,231	100.0	¥297,726	100.0	¥(7,505)	(2.5)
Profit (loss) from operations	33,313	10.9	(2,002)	(0.7)	(35,315)	—
Income before income taxes	39,922	13.1	4,727	1.6	(35,195)	(88.2)
Net income attributable to shareholders of Kyocera Corporation	24,804	8.1	6,570	2.2	(18,234)	(73.5)
Diluted earnings per share attributable to shareholders of Kyocera Corporation	135.19	—	35.82	—	—	—
Average US$ exchange rate	82	—	80	—	—	—
Average Euro exchange rate	117	—	103	—	—	—

Consolidated Results by Reporting Segment

1) Fine Ceramic Parts Group

Despite moderate recovery in demand for components used in industrial machinery, particularly for semiconductor fabrication equipment, and in digital consumer equipment markets, sales still fell short of those recorded in the previous first quarter. As a result, sales and operating profit in this reporting segment decreased compared with the previous first quarter.

2) Semiconductor Parts Group

Although component demand for digital consumer equipment, particularly smartphones, was on a growth track as a result of progress in inventory adjustments at equipment manufacturers, sales were still below levels recorded in the previous first quarter. Coupled with this, weak component demand for server-related markets led to a decline in sales and operating profit in this reporting segment compared with the previous first quarter.

3) Applied Ceramic Products Group

Sales in the cutting tool business increased compared with the previous first quarter due in part to solid demand in the automotive market in addition to the contribution of Kyocera Unimerco A/S. In contrast, sales in the solar energy business decreased compared with the previous first quarter due in part to weak demand in overseas markets, particularly Europe, combined with the impact of a significant decline in product prices worldwide. As a result, sales and operating profit in this reporting segment decreased compared with the previous first quarter.

4) Electronic Device Group

Sales in this reporting segment increased compared with the previous first quarter due to the contribution of Kyocera Display Corporation. Operating loss was recorded, however, due to the recording of the environmental remediation charge at AVX Corporation in addition to a decline in sales of components for digital consumer equipment.

5) Telecommunications Equipment Group

Sales in this reporting segment decreased compared with the previous first quarter due primarily to a decline in sales of mobile phone handsets overseas. Operating loss decreased compared with the previous first quarter due to the effects of cost reductions, despite the recording of a write-down on inventory.

6) Information Equipment Group

The number of units of multifunctional machines sold, particularly in Europe and the United States, increased as a result of efforts to expand sales of new products. Sales and operating profit in this reporting segment decreased compared with the previous first quarter, however, due to accelerated depreciation of the Euro.

7) Others

Despite growth in sales at Kyocera Communication Systems Co., Ltd., sales at Kyocera Chemical Corporation etc., decreased compared with the previous first quarter, and as a result, sales in this reporting segment as a whole decreased compared with the previous first quarter. Operating profit increased compared with the previous first quarter, however, due to cost reduction efforts.

Net Sales by Reporting Segment

	Three months ended June 30,				Increase (Decrease)
	2011		2012
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥20,515	6.7	¥19,069	6.4	¥(1,446)	(7.0)
Semiconductor Parts Group	40,775	13.3	38,400	12.9	(2,375)	(5.8)
Applied Ceramic Products Group	45,435	14.9	42,600	14.3	(2,835)	(6.2)
Electronic Device Group	59,417	19.5	69,891	23.5	10,474	17.6

Total Components Business	166,142	54.4	169,960	57.1	3,818	2.3
Telecommunications Equipment Group	48,949	16.1	41,521	14.0	(7,428)	(15.2)
Information Equipment Group	60,190	19.7	58,483	19.6	(1,707)	(2.8)

Total Equipment Business	109,139	35.8	100,004	33.6	(9,135)	(8.4)
Others	36,269	11.9	34,689	11.6	(1,580)	(4.4)
Adjustments and eliminations	(6,319)	(2.1)	(6,927)	(2.3)	(608)	—

Net sales	¥305,231	100.0	¥297,726	100.0	¥(7,505)	(2.5)

Operating Profit (Loss) by Reporting Segment

	Three months ended June 30,				Increase (Decrease)
	2011		2012
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥3,452	16.8	¥2,334	12.2	¥(1,118)	(32.4)
Semiconductor Parts Group	9,305	22.8	5,705	14.9	(3,600)	(38.7)
Applied Ceramic Products Group	4,311	9.5	1,483	3.5	(2,828)	(65.6)
Electronic Device Group	9,406	15.8	(17,503)	—	(26,909)	—

Total Components Business	26,474	15.9	(7,981)	—	(34,455)	—
Telecommunications Equipment Group	(741)	—	(206)	—	535	—
Information Equipment Group	7,614	12.6	5,702	9.7	(1,912)	(25.1)

Total Equipment Business	6,873	6.3	5,496	5.5	(1,377)	(20.0)
Others	794	2.2	1,244	3.6	450	56.7

Operating profit (loss)	34,141	11.2	(1,241)	—	(35,382)	—
Corporate gains and Equity in earnings of affiliates and unconsolidated subsidiaries	5,950	—	6,030	—	80	1.3
Adjustments and eliminations	(169)	—	(62)	—	107	—

Income before income taxes	¥39,922	13.1	¥4,727	1.6	¥(35,195)	(88.2)

*	% to net sales of each corresponding segment

Net Sales by Geographic Area

1) Japan

Sales for Japan for the first quarter decreased slightly compared with the previous first quarter due to a decline in sales prices in the solar energy business and weak demand for components used for digital consumer equipment, which were more than enough to offset the contribution of Kyocera Display Corporation.

2) Asia

Sales for Asia for the first quarter decreased slightly compared with the previous first quarter due to a decline in sales of components for digital consumer equipment, which was more than enough to offset an increase in sales in the solar energy business.

3) United States of America

Sales for the United States of America for the first quarter increased compared with the previous first quarter despite decreased sales of mobile phone handsets, due to the contribution of Kyocera Display Corporation.

4) Europe

Sales for Europe for the first quarter decreased compared with the previous first quarter due to decreased demand and a decline in sales prices in the solar energy business in addition to the adverse impact of the yen’s appreciation against the Euro.

5) Others

Sales for Others decreased for the first quarter compared with the previous first quarter due to decreased demand for components for digital consumer equipment coupled with a decline in sales from the Information Equipment Group.

	Three months ended June 30,				Increase (Decrease)
	2011		2012
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥134,232	44.0	¥133,111	44.7	¥(1,121)	(0.8)
Asia	55,731	18.3	55,527	18.7	(204)	(0.4)
United States of America	46,750	15.3	49,498	16.6	2,748	5.9
Europe	53,271	17.4	47,166	15.8	(6,105)	(11.5)
Others	15,247	5.0	12,424	4.2	(2,823)	(18.5)

Net sales	¥305,231	100.0	¥297,726	100.0	¥(7,505)	(2.5)

(2) Consolidated Financial Condition

Consolidated Cash Flows

Cash and cash equivalents at June 30, 2012 decreased by ¥4,642 million to ¥268,646 million from ¥273,288 million at March 31, 2012.

1) Cash flows from operating activities

Net cash provided by operating activities in the first quarter increased by ¥8,956 million to ¥28,687 million from ¥19,731 million for the previous first quarter. This was due mainly to a decrease in cash outflows related to change in inventories and an increase in cash inflows related to change in other non-current liabilities which exceeded a significant decrease in net income.

2) Cash flows from investing activities

Net cash used in investing activities in the first quarter increased by ¥2,509 million to ¥17,624 million from ¥15,115 million for the previous first quarter. This was due mainly to a decrease in proceeds from sales and maturities of securities exceeded a decrease in payments for purchases of securities and property, plant and equipment.

3) Cash flows from financing activities

Net cash used in financing activities in the first quarter decreased by ¥4,214million to ¥9,724 million from ¥13,938 million for the previous first quarter. This was due mainly to a decrease in payments of long-term debts and a decrease in dividends paid.

	Three months ended June 30,
	2011	2012
	(Yen in millions)
Cash flows from operating activities	¥19,731	¥28,687
Cash flows from investing activities	(15,115)	(17,624)
Cash flows from financing activities	(13,938)	(9,724)
Effect of exchange rate changes on cash and cash equivalents	(2,295)	(5,981)
Net decrease in cash and cash equivalents	(11,617)	(4,642)
Cash and cash equivalents at beginning of period	273,471	273,288
Cash and cash equivalents at end of period	¥261,854	¥268,646

(3) The recording of an additional charge for environmental remedial work in New Bedford Harbor, Massachusetts in the U.S. at AVX Corporation

As discussed in Kyocera’s Annual Report on Form 20-F for the year ended March 31, 2012, on April 18, 2012, the Environmental Protection Agency (EPA) issued an enforcement order to AVX Corporation to implement certain remedial work at the New Bedford Harbor Superfund Site in Massachusetts. An alleged legal predecessor company, Aerovox Corporation, produced liquid filled capacitors adjacent to the harbor from the late 1930s through the early 1970s. Subsequent owners of the facility are dissolved or in bankruptcy. AVX Corporation itself has never produced this type of capacitor, nor does it do so today. AVX Corporation has been in mediation with the EPA and other government agencies in order to resolve this matter. AVX Corporation recorded an additional pre-tax charge of $266 million related to this matter in the results for the first quarter in order to increase its current estimate of potential liability to $366 million. Kyocera included ¥21,300 million ($266 million) of this additional charge into selling, general and administrative expenses in the consolidated statements of income for the first quarter.

(4) Consolidated Forecasts for the Year Ending March 31, 2013 (“fiscal 2013”)

Kyocera expects component demand particularly for smartphones and tablet PCs to expand from the second quarter (the three months from July 1 to September 30, 2012) despite continued concerns over prolonged financial problems in Europe and exchange rate trends. In addition, demand for solar power generating systems is expected to increase spurred by the commencement of the new Japanese feed-in tariff for renewable energy from July 2012. As a result, the business environment is expected to improve.

The full-year profit forecasts for fiscal 2013 have been revised from projections announced on April 26, 2012, as shown below, by taking into account the recording of an environmental remediation charge of ¥21,300 million at AVX Corporation in the first quarter. Kyocera has also revised forecasts of the average exchange rates from the second quarter onward to ¥78 to the U.S. dollar and ¥95 to the Euro. Consequently, forecasts of the average exchange rates for fiscal 2013 have changed to ¥79 to the U.S. dollar and ¥97 to the Euro.

	Results for the year ended March 31, 2012		Forecasts for the year ending March 31, 2013 announced on				Increase (Decrease) to Results
			April 26, 2012 (Previous)		August 1, 2012 (Revised)
	Amount	%	Amount	%	Amount	%	%
	(Yen in millions, except exchange rates)
Net sales	¥1,190,870	100.0	¥1,370,000	100.0	¥1,370,000	100.0	15.0
Profit from operations	97,675	8.2	140,000	10.2	118,700	8.7	21.5
Income before income taxes	114,893	9.6	151,200	11.0	129,900	9.5	13.1
Net income attributable to shareholders of Kyocera Corporation	79,357	6.7	96,000	7.0	86,400	6.3	8.9
Average US$ exchange rate	79	—	80	—	79	—	—
Average Euro exchange rate	109	—	105	—	97	—	—

Net Sales by Reporting Segment

	Results for the year ended March 31, 2012		Forecasts for the year ending March 31, 2013 announced on April 26, 2012					Increase (Decrease) to Results
	Amount	%	Amount			%		%
	(Yen in millions)
Fine Ceramic Parts Group	¥80,372	6.7	¥		90,000	6.6		12.0
Semiconductor Parts Group	153,420	12.9		180,000		13.1		17.3
Applied Ceramic Products Group	179,784	15.1		220,000		16.1		22.4
Electronic Device Group	228,721	19.2		310,000		22.6		35.5

Total Components Business	642,297	53.9		800,000		58.4		24.6
Telecommunications Equipment Group	178,669	15.0		180,000		13.1		0.7
Information Equipment Group	243,457	20.4		259,000		18.9		6.4

Total Equipment Business	422,126	35.4		439,000		32.0		4.0
Others	151,987	12.8		160,000		11.7		5.3
Adjustments and eliminations	(25,540)	(2.1)			(29,000)		(2.1)	—

Net sales	¥1,190,870	100.0	¥		1,370,000	100.0		15.0

Operating Profit by Reporting Segment
	Results for the year ended March 31, 2012		Forecasts for the year ending March 31, 2013 announced on					Increase (Decrease) to Results
			April 26, 2012 (Previous)			August 1, 2012 (Revised)
	Amount	%*	Amount		%*	Amount	%*	%
	(Yen in millions)
Fine Ceramic Parts Group	¥12,622	15.7		¥14,100	15.7	¥14,100	15.7	11.7
Semiconductor Parts Group	27,754	18.1		32,600	18.1	32,600	18.1	17.5
Applied Ceramic Products Group	6,459	3.6		17,000	7.7	17,000	7.7	163.2
Electronic Device Group	16,036	7.0		27,000	8.7	5,700	1.8	(64.5)

Total Components Business	62,871	9.8		90,700	11.3	69,400	8.7	10.4
Telecommunications Equipment Group	1,469	0.8		9,000	5.0	9,000	5.0	512.7
Information Equipment Group	29,451	12.1		29,500	11.4	29,500	11.4	0.2

Total Equipment Business	30,920	7.3		38,500	8.8	38,500	8.8	24.5
Others	8,054	5.3		10,000	6.3	10,000	6.3	24.2

Operating profit	101,845	8.6		139,200	10.2	117,900	8.6	15.8
Corporate and others	13,048	—		12,000	—	12,000	—	(8.0)

Income before income taxes	¥114,893	9.6		¥151,200	11.0	¥129,900	9.5	13.1

*	% to net sales of each corresponding segment

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia;

(2)	Economic, political and legal conditions and unexpected changes therein in countries or areas where we operate;

(3)	Factors that may affect our exports, including a strong yen, political and economic instability, customs, and inadequate protection of our intellectual property;

(4)	Fluctuation in exchange rates that may affect the value of our foreign assets or the prices of our products;

(5)	Intensified competition in product pricing, technological innovation, R&D activities, product quality and speed of delivery;

(6)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(7)	Shortages and rising costs of electricity affecting our production and sales activities;

(8)	The possibility that expansion of production capacity and in-process R&D activities may not produce the desired results;

(9)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect;

(10)	Inability to secure skilled employees, particularly engineering and technical personnel;

(11)	The possibility of divulgence of our trade secrets and infringement of our intellectual property rights;

(12)	The possibility that we may receive notice of claims of infringement of other parties’ intellectual property rights and claims for royalty payments;

(13)	Increases in our environmental liability and in costs and expenses required to observe obligations imposed by environmental laws and regulations in Japan and other countries;

(14)	Unintentional conflict with laws and regulations or newly enacted laws and regulations may limit our business operations;

(15)	Events that may negatively impact our markets or supply chain, including terrorist acts, plague, war and similar events;

(16)	Earthquakes and other related natural disasters affecting our operational facilities and our markets or supply chain, as well as social and economic infrastructure;

(17)	Exposure to difficulties in collection of trade receivables due to customers’ worsening financial condition;

(18)	The possibility of recognition of impairment losses on investment securities held by us due to declines in their value;

(19)	The possibility that we may record impairment losses on long-lived assets, goodwill and intangible assets;

(20)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be incurred; and

(21)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

2. OTHER INFORMATION

Changes in accounting policies

Recently Adopted Accounting Standards

On April 1, 2012, Kyocera adopted the Financial Accounting Standards Board (FASB)’s ASU No. 2011-05, “Presentation of Comprehensive Income” and ASU No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” In presenting other comprehensive income and its components in financial statement, this accounting standard eliminates the current option which is to present the components of other comprehensive income as part of the statement of equity. This standard also requires reclassifications between other comprehensive income and net income to be disclosed on the face of financial statements, however, the effective date of this requirement is deferred by ASU No. 2011-12.

As these accounting standards are a provision for presentation, the adoption of these accounting standards will not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2012, Kyocera adopted the FASB’s ASU No. 2011-08, “Testing Goodwill for Impairment.” This accounting standard permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. An entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. As this accounting standard does not actually change how the impairment would be calculated, the adoption of this accounting standard will not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets (Unaudited)

	March 31, 2012		June 30, 2012		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥273,288		¥268,646		¥(4,642)
Short-term investments in debt and equity securities	47,175		50,916		3,741
Other short-term investments	158,765		155,464		(3,301)
Trade notes receivables	19,349		22,714		3,365
Trade accounts receivables	225,578		215,578		(10,000)
Less allowances for doubtful accounts and sales returns	(4,583)		(4,478)		105
Inventories	270,336		261,556		(8,780)
Advance payments	68,685		67,995		(690)
Deferred income taxes	45,049		44,024		(1,025)
Other current assets	40,961		37,245		(3,716)

Total current assets	1,144,603	57.4	1,119,660	57.5	(24,943)

Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	372,779		355,658		(17,121)
Other long-term investments	19,098		18,700		(398)

Total investments and advances	391,877	19.6	374,358	19.2	(17,519)

Property, plant and equipment:
Land	60,600		60,082		(518)
Buildings	301,911		298,663		(3,248)
Machinery and equipment	719,146		720,191		1,045
Construction in progress	17,035		13,272		(3,763)
Less accumulated depreciation	(838,155)		(835,525)		2,630

Total property, plant and equipment	260,537	13.1	256,683	13.2	(3,854)

Goodwill	89,039	4.5	86,560	4.5	(2,479)
Intangible assets	49,653	2.5	46,013	2.4	(3,640)
Other assets	58,394	2.9	62,804	3.2	4,410

Total non-current assets	849,500	42.6	826,418	42.5	(23,082)

Total assets	¥1,994,103	100.0	¥1,946,078	100.0	¥(48,025)

	March 31, 2012		June 30, 2012		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥4,062		¥5,740		¥1,678
Current portion of long-term debt	10,610		9,520		(1,090)
Trade notes and accounts payable	102,699		100,705		(1,994)
Other notes and accounts payable	60,993		56,293		(4,700)
Accrued payroll and bonus	49,880		40,320		(9,560)
Accrued income taxes	13,496		9,472		(4,024)
Other accrued liabilities	29,940		30,924		984
Other current liabilities	29,368		28,538		(830)

Total current liabilities	301,048	15.1	281,512	14.5	(19,536)

Non-current liabilities:
Long-term debt	21,197		19,313		(1,884)
Accrued pension and severance liabilities	32,441		30,484		(1,957)
Deferred income taxes	90,179		83,417		(6,762)
Other non-current liabilities	14,997		34,821		19,824

Total non-current liabilities	158,814	8.0	168,035	8.6	9,221

Total liabilities	459,862	23.1	449,547	23.1	(10,315)

Kyocera Corporation shareholders’ equity:
Common stock	115,703		115,703		—
Additional paid-in capital	162,617		162,737		120
Retained earnings	1,324,052		1,319,615		(4,437)
Accumulated other comprehensive income	(81,639)		(108,949)		(27,310)
Treasury stock, at cost	(51,228)		(51,233)		(5)

Total Kyocera Corporation shareholders’ equity	1,469,505	73.7	1,437,873	73.9	(31,632)

Noncontrolling interests	64,736	3.2	58,658	3.0	(6,078)

Total equity	1,534,241	76.9	1,496,531	76.9	(37,710)

Total liabilities and equity	¥1,994,103	100.0	¥1,946,078	100.0	¥(48,025)

Note: Accumulated other comprehensive income is as follows:

	March 31, 2012	June 30, 2012	Increase (Decrease)
	(Yen in millions)
Net unrealized gains on securities	¥40,735	¥29,902	¥(10,833)
Net unrealized losses on derivative financial instruments	(70)	(26)	44
Pension adjustments	(12,290)	(12,385)	(95)
Foreign currency translation adjustments	(110,014)	(126,440)	(16,426)
Total	¥(81,639)	¥(108,949)	¥(27,310)

(2) Consolidated Statements of Income and Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Three months ended June 30,				Increase (Decrease)
	2011		2012
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥305,231	100.0	¥297,726	100.0	¥(7,505)	(2.5)
Cost of sales	215,891	70.7	222,925	74.9	7,034	3.3

Gross profit	89,340	29.3	74,801	25.1	(14,539)	(16.3)
Selling, general and administrative expenses	56,027	18.4	76,803	25.8	20,776	37.1

Profit (loss) from operations	33,313	10.9	(2,002)	(0.7)	(35,315)	—
Other income (expenses) :
Interest and dividend income	5,818	1.9	6,230	2.1	412	7.1
Interest expense	(515)	(0.2)	(433)	(0.1)	82	—
Foreign currency transaction gains, net	1,337	0.5	1,099	0.4	(238)	(17.8)
Other, net	(31)	(0.0)	(167)	(0.1)	(136)	—

Total other income (expenses)	6,609	2.2	6,729	2.3	120	1.8

Income before income taxes	39,922	13.1	4,727	1.6	(35,195)	(88.2)
Income taxes	13,180	4.3	950	0.3	(12,230)	(92.8)

Net income	26,742	8.8	3,777	1.3	(22,965)	(85.9)
Net income attributable to noncontrolling interests	(1,938)	(0.7)	2,793	0.9	4,731	—

Net income attributable to shareholders of Kyocera Corporation	¥24,804	8.1	¥6,570	2.2	¥(18,234)	(73.5)

Earnings per share:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥135.19		¥35.82
Diluted	135.19		35.82
Average number of shares of common stock outstanding:
Basic	183,468		183,444
Diluted	183,468		183,444

Note:

Basic earnings per share attributable to shareholders of Kyocera Corporation was computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation was computed based on the diluted average number of shares of stock outstanding during each period.

Consolidated Statements of Comprehensive Income

	Three months ended June 30,		Increase (Decrease)
	2011	2012
	Amount	Amount	Amount
	(Yen in millions)
Net income	¥26,742	¥3,777	¥(22,965)

Other comprehensive income (loss)—net of taxes
Net unrealized gains (losses) on securities	20,848	(10,840)	(31,688)
Net unrealized gains on derivative financial instruments	22	67	45
Pension adjustments	(323)	(94)	229
Foreign currency translation adjustments	(6,526)	(18,675)	(12,149)

Total other comprehensive income (loss)	14,021	(29,542)	(43,563)

Comprehensive income (loss)	40,763	(25,765)	(66,528)
Comprehensive income (loss) attributable to noncontrolling interests	(863)	5,079	5,942

Comprehensive income (loss) attributable to shareholders of Kyocera Corporation	¥39,900	¥(20,686)	¥(60,586)

(3) Cautionary Statement for Premise of a Going Concern

None.

(4) Cautionary Statement for Significant Changes in Equity

None.